[Bracewell & Giuliani LLP Letterhead]
Texas New York Washington, DC Connecticut Seattle Dubai London	Connie S. Stamets Partner 214.758.1622 Office 214.758.8321 Fax Connie.Stamets@bgllp.com Bracewell & Giuliani LLP 1445 Ross Avenue Suite 3800 Dallas, Texas 75202-2711

August 16, 2011

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Attention:  Mr. Sirimal R. Mukerjee

Re:	Chesapeake Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 1-13726

Dear Mr. Mukerjee:

As discussed with you by telephone today, I am writing on behalf of Chesapeake Energy Corporation to request additional time to respond to the Staff’s comment letter dated August 2, 2011 regarding the above-referenced filing.  Chesapeake intends to file its response on or before Tuesday, August 23, 2011.

Please call me at (214) 758-1622 if you have any questions or would like further information regarding this submission.  Thank you for your consideration.

Very truly yours,

/s/	CONNIE S. STAMETS

Connie S. Stamets

cc:	Domenic J. Dell’Osso, Jr.
Chesapeake Energy Corporation